SKADDEN, ARPS, SLATE, MEAGHER & FLOM (UK) LLP

DIRECT DIAL +44 20 7519-7025 DIRECT FAX +44 20 7072-7025 EMAIL ADDRESS LORENZO.CORTE@SKADDEN.COM	40 BANK STREET CANARY WHARF LONDON E14 5DS TEL: +44 20 7519-7000 FAX: +44 20 7519-7070 www.skadden.com June 21, 2021

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Attn:	Jay Mumford

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RE:	Stevanato Group S.p.A.

Draft Registration Statement on Form F-1

Filed April 30, 2021

CIK No. 0001849853

Dear Sir or Madam:

On behalf of Stevanato Group S.p.A. (the “Company,” “we” or “our”), we have publicly filed today the above Registration Statement on Form F-1 (the “Registration Statement”) in response to the comments of the staff (“Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission received by letter dated May 14, 2021, concerning the above Registration Statement on Form F-1 confidentially submitted on April 30, 2021 (the “Draft Registration Statement”).

The changes reflected in the Registration Statement include those made in response to the Staff’s comments as well as other updates. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Registration Statement, except for page numbers and captions referenced in the Staff’s questions, which correspond to the page numbers and captions in the Registration Statement.

U.S. Securities and Exchange Commission

June 21, 2021

Selected Risks, page 8

1.

We note your added disclosure in the penultimate bullet point on page 10 in response to our prior comment 11. Please expand your disclosure in the summary to explain the nature of the dual class structure and how it could adversely affect the value and trading market for the shares.

Response: In response to the Staff’s comment, the Company has revised page 10 of the Registration Statement to explain the nature of the dual class structure, and highlight how it could adversely affect the value and trading market for the shares.

Dividend, page 14

2.	In your next amendment please revise to include a summary list of your dividend policy.

Response: In response to the Staff’s comment, the Company has revised pages 14 and 15 of the Registration Statement to provide the additional clarifying information requested concerning the Company’s dividend policy.

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Please contact Lorenzo Corte at +44 20 7519-7025 of Skadden, Arps, Slate, Meagher & Flom (UK) LLP should you have any questions or require further information.

Very truly yours,

/s/ Lorenzo Corte
Lorenzo Corte

cc: Marco Dal Lago

Stevanato Group S.p.A.

Ompi of America, Inc.

cc: Sandro de Bernardini

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

cc: Giuseppe Giovinazzi, Maurizio Rubinato

EY S.p.A.

cc: M. Ryan Benedict, Gregory P. Rodgers

Latham & Watkins LLP